 Exhibit 99.2

2019

Management's Discussion and Analysis

For the year ended December 31, 2019

Franco Nevada
The GOLD Investment that WORKS

Franco
Franco
Nevada
Franco
Nevada
Franco
Nevada

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to Franco-Nevada as at March 9, 2020 and should be read in conjunction with Franco-Nevada’s audited consolidated financial statements and related notes as at and for the year ended December 31, 2019 and 2018.  The audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The audited consolidated financial statements and MD&A are presented in U.S. dollars.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Cautionary Statement on Forward-Looking Information” at the end of this MD&A and to consult Franco-Nevada’s audited consolidated financial statements for the year ended December 31, 2019 and 2018 and the corresponding notes to the financial statements which are available on our website at www.franco-nevada.com, on SEDAR at www.sedar.com and in our most recent Form 40-F filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov.

Additional information related to Franco-Nevada, including our Annual Information Form and Form 40-F,  are available on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain of Franco-Nevada’s producing and advanced royalty and stream assets, as well as a description of risk factors affecting the Company.  For additional information, our website can be found at www.franco-nevada.com.

Table of Contents

3	Overview
4	Strategy
5	Highlights
7	Guidance
8	Market overview
9	Selected financial information
10	Revenue by asset
11	Review of quarterly financial performance
15	Review of annual financial performance
19	General and administrative expenses
19	Other income and expenses
20	Summary of quarterly information
21	Balance sheet review
21	Liquidity and capital resources
25	Critical accounting estimates
26	Outstanding share data
27	Internal control over financial reporting and disclosure controls and procedures
28	Non-IFRS financial measures
31	Cautionary statement on forward-looking information
Abbreviations used in this report

The following abbreviations may be used throughout this MD&A:

Abbreviated Definitions

Periods under review		Interest types		Measurement
"Q4/2019"	The three-month period ended December 31, 2019	"NSR"	Net smelter return royalty	"GEO"	Gold equivalent ounces
"Q3/2019"	The three-month period ended September 30, 2019	"GR"	Gross royalty	"PGM"	Platinum group metals
"Q2/2019"	The three-month period ended June 30, 2019	"ORR"	Overriding royalty	"oz"	Ounce
"Q1/2019"	The three-month period ended March 31, 2019	"GORR"	Gross overriding royalty	"oz Au"	Ounce of gold
"Q4/2018"	The three-month period ended December 31, 2018	"FH"	Freehold or lessor royalty	"oz Ag"	Ounce of silver
"Q3/2018"	The three-month period ended September 30, 2018	"NPI"	Net profits interest	"oz Pt"	Ounce of platinum
"Q2/2018"	The three-month period ended June 30, 2018	"NRI"	Net royalty interest	"oz Pd"	Ounce of palladium
"Q1/2018"	The three-month period ended March 31, 2018	"WI"	Working interest	"LBMA"	London Bullion Market Association
				"bbl"	Barrel
Places and currencies				"boe"	Barrels of oil equivalent
"U.S."	United States			"WTI"	West Texas Intermediate
"$" or "USD"	United States dollars			"mcf"	Thousand cubic feet
"C$" or "CAD"	Canadian dollars
"A$" or "AUD"	Australian dollars

For definitions of the various types of agreements, please refer to our most recent Annual Information Form filed on SEDAR at www.sedar.com or our Form 40‑F filed on EDGAR at www.sec.gov.

2019 Management’s Discussion and Analysis	2

Overview

Franco-Nevada is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of royalties and streams by commodity, geography, revenue type and stage of project.  The portfolio is actively managed to maintain a focus on precious metals (gold, silver and PGM) and a diversity of revenue sources with a target of not more than 20% of revenue from Energy (oil, gas and NGLs).

Franco-Nevada Asset Count at March 9, 2020
	Mining	Energy	TOTAL
Producing	55	56	111
Advanced	34	—	34
Exploration	206	23	229
TOTAL	295	79	374

Franco-Nevada’s shares are listed on the Toronto and New York stock exchanges under the symbol FNV.  An investment in Franco-Nevada’s shares is expected to provide investors with yield and exposure to commodity price and exploration optionality while limiting exposure to many of the risks of operating companies. Since its initial public offering twelve years ago, Franco-Nevada has increased its dividend annually and its share price has outperformed the gold price and all relevant gold equity benchmarks.

Our aspiration is to make Franco-Nevada the “go to” gold stock for the generalist investor.  We believe that our emphasis on minimizing risk, paying dividends and maintaining a strong balance sheet along with high governance standards is attractive to generalist investors.  In a world confronted by political volatility and financial market instability, we believe making Franco-Nevada a lower risk gold investment that pays dividends and has leverage to gold is the right strategy.

Franco-Nevada's Relative Share Price Performance

Over 12 Years of Performance
Franco-Nevada has outperformed both gold equities and gold Itself
Chart to March 6, 2020
700%
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2008
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FNV (TSX)
Gold Price
S&P/TSX Global Gold Index
FNV IPO: Dec 2007

Note: FNV (TSX) and S&P/TSX Global Gold Index converted to USD.

2019 Management’s Discussion and Analysis	3

Strategy

Franco-Nevada’s revenue is generated from various forms of agreements, ranging from net smelter return royalties, streams, net profits interests, net royalty interests, working interests and other types of arrangements.

The Company does not operate mines, develop projects or conduct exploration.  Franco-Nevada’s business model is focused on managing and growing its portfolio of royalties and streams. The advantages of this business model are:

•	Exposure to commodity price optionality;
•	A perpetual discovery option over large areas of geologically prospective lands;
•	No additional capital requirements other than the initial investment;
•	Limited exposure to many of the risks associated with operating companies;
•	A free cash-flow business with limited cash calls;
•	A high-margin business that can generate cash through the entire commodity cycle;
•	A scalable and diversified business in which a large number of assets can be managed with a small stable overhead; and
•	Management that focuses on forward looking growth opportunities rather than operational or development issues.

Franco-Nevada’s financial results in the short term are primarily tied to the price of commodities and the amount of production from its portfolio of producing assets. Financial results have also been supplemented by acquisitions of new producing assets.  Over the longer term, results are impacted by the availability of exploration and development capital applied by other companies to expand or extend Franco-Nevada’s producing assets or to advance Franco-Nevada’s advanced and exploration assets into production.

Franco-Nevada has a long-term investment outlook and recognizes the cyclical nature of the industry. Franco-Nevada has operated by maintaining a strong balance sheet so that it can make investments during commodity cycle downturns.

Gold Equivalent Ounces

(000s)

600
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0
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Revenue

(expressed in millions)

$900
$800
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$ 0
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Franco-Nevada manages its portfolio to maintain a focus on precious metals (gold, silver and PGM) and a diversity of revenue sources with a target of not more than 20% of revenue from Energy (oil, gas and NGLs). In the short term, we may temporarily diverge from the long-term target based on opportunities available. In 2019,  86.3% of revenue was earned from gold and gold equivalents and 13.7% from Energy assets.

One of the strengths of the Franco-Nevada business model is that our business is not generally impacted when producer costs increase as long as the producer continues to operate the underlying asset. Royalty and stream payments/deliveries are based on production levels with no adjustments for the operator’s operating costs, with the exception of NPI and NRI royalties, which are based on the profit of the underlying operation. Profit-based royalties accounted for approximately 5.9% of total revenue in 2019.

2019 Management’s Discussion and Analysis	4

Highlights

Financial Update – Q4/2019

•	153,396 GEOs(1) sold in Q4/2019, an increase of 46.3% from 104,877 GEOs in Q4/2018;
•	$258.1 million in revenue, an increase of 74.2% compared to $148.2 million in Q4/2018;
•	$44.1 million, or $287 per GEO sold, in Cash Costs(2) attributable to GEO production, compared to $21.5 million, or $208 per GEO, in Q4/2018;
•	$201.7 million, or $1.07 per share, of Adjusted EBITDA(2), an increase of 69.9% and 67.2%, respectively, compared to $118.7 million, or $0.64 per share, in Q4/2018;
•	78.1% in Margin(2), compared to 80.1% in Q4/2018;
•	$113.3 million, or $0.60 per share, in net income, compared to a net loss of $31.3 million, or $0.17 per share, in Q4/2018;
•	$110.8 million, or $0.59 per share in Adjusted Net Income(2), an increase of 147.9% and 145.8%, respectively, compared to $44.7 million, or $0.24 per share, in Q4/2018;
•	$184.6 million in net cash provided by operating activities, an increase of 88.8% compared to $97.8 million in Q4/2018;
•	$1.4 billion in available capital as at December 31, 2019.

Financial Update – 2019

•	516,438 GEOs sold, an increase of 15.3% from 447,902 GEOs in 2018;
•	$844.1 million in revenue, an increase of 29.2% compared to $653.2 million in 2018;
•	$137.5 million, or $266 per GEO sold, in Cash Costs attributable to GEO production, compared to $105.2 million, or $239 per GEO, in 2018;
•	$673.4 million, or $3.59 per share, in Adjusted EBITDA, an increase of 29.6% and 28.7%, respectively, compared to $519.6 million, or $2.79 per share, in 2018;
•	79.8% in Margin, compared to 79.5% in 2018;
•	$344.1 million, or $1.83 per share, in net income, an increase of 147.6% and 144.0%, respectively, compared to $139.0 million, or $0.75 per share, in 2018;
•	$341.5 million, or $1.82 per share, in Adjusted Net Income, an increase of 57.4% and 55.6%, respectively, compared to $217.0 million, or $1.17 per share, in 2018;
•	$617.7 million in net cash provided by operating activities, an increase of 30.1% compared to $474.8 million in 2018.

Corporate Developments

Acquisition of Eagle’s Nest Royalty Interest and Extension of Noront Loan – Ontario, Canada

On  December 23, 2019, Franco-Nevada acquired a 1% GR on Noront Resources Ltd.’s (“Noront”) Eagle’s Nest nickel, copper and PGM deposit in the Ring of Fire mining district of Ontario, Canada, for C$5.0 million ($3.8 million).

Franco-Nevada also extended the term of its $25 million loan to Noront to September 30, 2022, from its original maturity of April 28, 2020, under substantially the same terms and conditions. The loan bears annual interest at 7%, and amounted to $34.6 million including accrued interest as at December 31, 2019.

Acquisition of Project 81 Royalty Interest and Noble Common Shares – Ontario, Canada

On November 22, 2019, Franco-Nevada acquired a 2% NSR on Noble Mineral Exploration’s (“Noble”) 55,000 hectare patented land package known as Project 81 in the Timmins-Cochrane area of Ontario, Canada, in exchange for Franco-Nevada agreeing to waive its pre-emptive and buy-back rights in respect of a historical third party royalty, which was subsequently terminated. Franco-Nevada’s 2% NSR covers the Crawford Nickel-Sulphide Project, which was recently spun out by Noble to Canada Nickel Company Inc. As part of the arrangement, Noble issued C$500,000 of Noble common shares to Franco-Nevada.

Acquisition of Premier Gold Royalty Interests

On September 25, 2019, Franco-Nevada acquired two royalties from Premier Gold Mines Limited (“Premier”) for $6.0 million, including a 2% NSR on property owned by Newmont Corporation adjoining its Musselwhite Mine in Northwestern Ontario and a 1.5% NSR on Nevada Gold Mines LLC’s Rain/Emigrant and Saddle properties located at the south end of the Carlin Trend in Nevada.

__________________________

1GEOs include production from our Mining assets and do not include Energy assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium and other mining commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the mining commodity was produced or sold. For illustrative purposes, please refer to the average commodity price table on pages 11 and 15 of this MD&A for indicative prices which may be used in the calculation of GEOs for the year ended December 31, 2019 and 2018, respectively.

2Cash Costs, Adjusted Net Income, Adjusted EBITDA, and Margin are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see the “Non-IFRS Financial Measures” section of this MD&A.

2019 Management’s Discussion and Analysis	5

Acquisition of U.S. Oil & Gas Royalty Interest – Marcellus, Pennsylvania, U.S.A.

On July 22, 2019, Franco-Nevada acquired from Range Resources Corporation (“Range”) an overriding royalty interest on acreage in the Marcellus for a gross purchase price of $300.0 million. The royalty is calculated as 1% of gross production, less allowed deductions from approximately 350,000 net acres of Range’s working interest position in Washington, Western Allegheny and Southern Beaver Counties in Pennsylvania. The royalty applies to existing production and future development from the Marcellus formation as well as future potential development from the Utica and Upper Devonian formations. The royalty provides exposure to a significant inventory of undeveloped drilling locations that is expected to be capable of supporting cash flow for several decades. The royalty is registered on title and is a direct interest in real property.

The acquisition had an effective date of March 1, 2019. Between the effective date and the closing date, the asset generated approximately $9.4 million in royalties. Total revenue earned in 2019 from these royalties was $18.0 million. Approximately half of the revenue earned was from natural gas liquids and condensate.

Acquisition of U.S. Oil & Gas Royalty Rights with Continental Resources, Inc. – SCOOP and STACK, Oklahoma, U.S.A.

The Company, through a wholly-owned subsidiary, has a strategic relationship with Continental Resources, Inc. (“Continental”) to acquire, through a jointly-owned entity (the “Royalty Acquisition Venture”), royalty rights in the South Central Oklahoma Oil Province (“SCOOP”) and Sooner Trend Anadarko Basin Canadian and Kingfisher Counties (“STACK”) plays of Oklahoma.

Under the agreement, Franco-Nevada had committed to spend up to $100 million per year over the three-year period ending December 31, 2021 to acquire royalty rights, subject to satisfaction of agreed upon development thresholds. Given a favourable acquisition pace in 2019, Franco-Nevada advanced the capital funding schedule and increased its 2019 capital commitment to the Royalty Acquisition Venture to $120.0 million, up from $100.0 million. Contributions recorded by Franco-Nevada in 2019 were $114.4 million (2018 – $261.8 million). Since the inception of the Royalty Acquisition Venture, Franco-Nevada has contributed a cumulative amount of $376.2 million, with up to $143.8 million in remaining commitments.

Acquisition of Valentine Lake Royalty Interest – Newfoundland, Canada

On February 21, 2019, Franco-Nevada acquired a 2% NSR on Marathon Gold Corporation’s (“Marathon”) Valentine Lake Gold Camp in central Newfoundland for C$18.0 million ($13.7 million). Marathon has an option to buy back 0.5% of the NSR for  $7.0 million until December 31, 2022.

Acquisition of Salares Norte Royalty Interest – Chile

On January 31, 2019, Franco-Nevada, through a wholly-owned subsidiary, acquired an existing 2% NSR on Gold Fields’ Salares Norte project in the Atacama region of northern Chile for $32.0 million, comprised of $27.0 million of Franco-Nevada common shares (366,499 common shares) and $5.0 million in cash. Gold Fields has an option to buy back 1% of the NSR for $6.0 million within 24 months of the commencement of commercial production.

Significant Portfolio Updates

Additional updates related to our portfolio of assets are available in our News Release issued on March 9, 2020, available on SEDAR at www.sedar.com, and EDGAR at www.sec.gov.

Cobre Panama

First Quantum Minerals Ltd. (“First Quantum”) reported that Cobre Panama had achieved commercial production on September 1, 2019, and that project construction and commissioning was essentially complete during Q4/2019. The final mill (8th mill), came on-line in mid-December 2019, providing additional capacity on the third milling train, and First Quantum expects that mill throughput can now ramp-up to production of 85 million tonnes per annum (mtpa).  First Quantum expects throughput to reach 100 mtpa by 2023, resulting in copper production of over 350,000 tonnes per year.

First Quantum reported that copper production in 2019 was 147,480 tonnes of copper, within its guidance of 140,000 – 170,000 tonnes.  Franco-Nevada received its first gold and silver ounces from Cobre Panama in July 2019,  for a total of 43,554 GEOs sold in 2019, exceeding our guidance of 20,000  – 40,000 GEOs.

In relation to the ongoing constitutional proceedings in connection with Minera Panama SA’s (“MPSA”) mining concession contract, First Quantum reported that the newly elected Government of Panama, inaugurated on July 1, 2019, has established a multidisciplinary high-level commission including the Minister of Commerce and Industries (mining regulator), Minister of Environment, and Minister of Employment to discuss the Law 9 matter and seek resolution. First Quantum reported that discussions with the commission have been productive.

2019 Management’s Discussion and Analysis	6

Financing

Credit Facilities

During the year, the Company drew down $275.0 million  from its $1.0 billion revolving credit facility (the “Corporate Revolver”) to finance the acquisition of the Marcellus royalty. This amount was fully repaid by December 31, 2019. The Corporate Revolver has a maturity date of March 22, 2024, which the Company expects to extend by an additional year.

The Company also drew down $160.0 million from its unsecured, non-revolving credit facility (the “Corporate Term Loan”), and used the proceeds to pay down borrowings previously drawn against the Corporate Revolver. The amount outstanding under the Corporate Term Loan was reduced to $80.0 million by December 31, 2019. Subsequent to year-end, on February 14, 2020, the Corporate Term Loan was fully repaid.

As of the date of this MD&A, the Company has repaid all amounts borrowed against its credit facilities.

The $100.0 million, revolving Franco-Nevada (Barbados) Corporation credit facility (the “FNBC Revolver”) was undrawn during the year. The FNBC Revolver has a maturity date of March 20, 2020, which the Company expects to extend by an additional year.

At-the-Market Equity Program

On July 19, 2019, the Company established an at-the-market equity program (the “ATM Program”) whereby the Company is permitted to issue up to an aggregate of $200 million worth of common shares from treasury at prevailing market prices to the public through the Toronto Stock Exchange, the New York Stock Exchange or any other marketplace on which the common shares are listed, quoted or otherwise trade. The volume and timing of distributions under the ATM Program is determined at the Company’s sole discretion, subject to applicable regulatory limitations and blackout periods. The ATM Program is effective until July 18, 2020, unless terminated prior to such date by the Company.

In 2019, the Company issued 1,433,400 common shares under the ATM Program at an average price per common share of $96.56. The gross proceeds to the Company from these issuances were $138.4 million, and the net proceeds were $136.0 million after deducting agent commission costs of $1.4 million and other share issuance costs of $1.0 million.

Dividend Declaration

For the year ended December 31, 2019, dividends declared totaled $0.99 per share, or $187.0 million, of which $138.2 million was paid in cash and $48.8 million was paid in common shares under the Company’s Dividend Reinvestment Plan (the “DRIP”). For Q4/2019, the dividend declared was $0.25 per share, for a total of $47.6 million, of which $35.3 million was paid in cash and $12.3 million was paid in common shares issued under the DRIP.

Guidance

The following contains forward-looking statements. Reference should be made to the “Cautionary Statement on Forward-Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements below, please see the “Cautionary Statement” and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and our most recent Form 40-F filed with the United States Securities and Exchange Commission on www.sec.gov. 2020 guidance is based on assumptions including the forecasted state of operations from our assets based on the public statements and other disclosures by the third-party owners and operators of the underlying properties (subject to our assessment thereof).

For 2020, the Company is pleased to provide the following guidance for its mining and energy segments, respectively.

	2020 guidance	2019 Actual	2018 Actual
Gold & Gold Equivalent sales(1),(2)	550,000 - 580,000 GEOs	516,438 GEOs sold	447,902 GEOs sold
Energy revenue(3)	$80.0 - $95.0 million	$115.9 million	$86.1 million

1Of the 550,000 to 580,000 GEOs, Franco-Nevada expects to receive 375,000 to 405,000 GEOs under its various streams.  For the year ended December 31, 2019, the Company earned 345,466 GEOs from its streams.

2In forecasting GEOs for 2020, gold, silver, platinum and palladium metals have been converted to GEOs using commodity prices of $1,500 Au, $17.00 Ag, $900 Pt and $2,000 Pd.

3In forecasting revenue from Energy assets for 2020,  the Company assumed a WTI oil price of $45 per barrel and a Henry Hub natural gas price of $2.00 per mcf.

Gold equivalent sales: GEO sales in 2019 exceeded our guidance, with strong production from our Cobre Panama, Candelaria, and Guadalupe-Palmarejo streams, as well as higher than anticipated royalties from our Hemlo NPI. For 2020, we continue to expect significant growth in GEO sales based on the following:

•

Latin America: We expect sales from Cobre Panama to range between 90,000 and 110,000 GEOs as the mine continues to ramp up in 2020.  Sales in 2020 for Candelaria are expected to range between 70,000 and 80,000 GEOs, as production from the mine is expected to increase with improving copper head grades, the Candelaria South Sector underground mine now operational and the mill optimization project on-track to be completed in Q1/2020. Antamina silver ounces sold are expected to increase compared to 2019,  as we anticipate the mid-point of our long-term expected annual range of 2.8 million to 3.2 million silver ounces. Increases from these assets are expected to be partly offset by a

2019 Management’s Discussion and Analysis	7

decrease from Antapaccay based upon lower head grades as per the life of mine plan, where we expect between 60,000 and 70,000 GEOs in sales.
•

U.S.: We expect higher production from South Arturo, where commercial production at the El Nino underground mine was ahead of schedule in Q3/2019, and from Stillwater, where production continues to benefit from the Blitz project and high palladium prices. Bald Mountain experienced delays with the construction and commissioning of the heap leach pad at the Vantage Complex and production at Marigold is transitioning away from higher royalty grounds. Royalties from the Goldstrike NPI are also expected to decrease.

•

Canada: We expect a first full year of production from Dublin Gulch (Eagle) where first gold was poured in September 2019 and higher royalties from our Hemlo NPI. Production from Sudbury is expected to decrease, with Levack-Morrison mine being placed on care and maintenance in March 2019, and we expect no revenue from Musselwhite as the mine continues to recover from a fire early in April 2019.

•

Rest of World: Production from Sabodala is expected to decrease, having fulfilled its fixed deliveries requirements in 2019, with future stream deliveries now being based on a trailing 6% of gold production. Royalties from Subika are also expected to decrease based on mine sequencing in the Subika open pit and a change in mining method at Subika Underground.

Energy revenue: Revenue from our Energy assets also exceeded our 2019 guidance, reflecting the addition of the Marcellus royalty as well as strong performances from our existing U.S. and Canadian assets. In 2020,  based on a more conservative outlook, we expect revenue from Energy to decrease year-over-year based on weaker prices and the following additional factors:

•

U.S.: We expect revenue from the SCOOP/STACK to be flat compared to 2019, reflecting additional royalty rights acquired through the Royalty Acquisition Venture with Continental, partly offset by the impact of a downturn in gas and NGL prices and a decrease in rig activity in the basin. Royalties from the Marcellus asset, acquired effective March 1, 2019, are expected to increase modestly year-over-year, reflecting a first full year of production, partly offset by lower prices for gas and NGLs which are at historic lows at the beginning of 2020. Revenue from the Permian Basin is expected to decrease compared to 2019, reflecting the decline of some high-royalty interest wells which came online in 2019. We also have not included lease bonus revenue in our 2020 guidance, which amounted to $2.0 million in 2019.

•

Canada: We expect revenue for the Weyburn NRI to be lower than last year due to an increase in capital spending budgeted by the operator as they bring new wells online, which will help bolster future production levels. For Orion, in 2020, we assumed a higher differential for the Western Canada Select benchmark price (versus WTI) than what was realized in 2019. The differential in 2019 benefited from government-imposed production curtailments in Alberta which have since been reduced.

Depletion: The Company has estimated depletion and depreciation expense to be between $260.0 million to $290.0 million for 2020.

Capital commitments: With respect to the Royalty Acquisition Venture held with Continental, the Company is expected to contribute, subject to satisfaction of agreed upon development thresholds, up to $100.0 million in 2020.

Market Overview

The prices of precious metals, gold in particular, are the largest factors in determining profitability and cash-flow from operations for Franco-Nevada. Historically, the price of gold has been subject to volatile price movements and is affected by numerous macroeconomic and industry factors that are beyond the Company’s control. Major influences on the gold price include the level of interest rates, inflation expectations, currency exchange rate fluctuations including the relative strength of the U.S. dollar, and the supply of and demand for gold.

Commodity price volatility also impacts the number of GEOs when converting non-gold commodities to GEOs. Silver, platinum, palladium and other mining commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the mining commodity was produced or sold.

During 2019, gold prices averaged $1,392/oz, up 9.8% compared to $1,268/oz in 2018.  Silver prices averaged $16.20/oz in 2019, an increase of 3.1% compared to $15.71/oz in 2018. Platinum and palladium prices averaged $863/oz and $1,539/oz, respectively, in 2019, compared to $881/oz and $1,028/oz, respectively, in 2018, an increase of 2.0% and 49.7%, respectively. Precious metal prices rallied in the latter part of 2019, closing the year at $1,523/oz Au, $18.05/oz Ag, $971/oz Pt, and $1,920/oz Pd.

During the year, Edmonton Light prices averaged C$68.99/bbl, flat compared to 2018, while WTI averaged $57.00/bbl, a 12.0% decrease from 2018. Henry Hub natural gas prices averaged $2.53/mcf in 2019 compared to $3.07/mcf in 2018.

2019 Management’s Discussion and Analysis	8

Selected Financial Information

	For the three months ended		For the year ended
(in millions, except Average Gold Price, GEOs sold,	December 31,		December 31,
Margin, per ounce amounts and per share amounts)	2019	2018	2019	2018

Statistical Measures
Average Gold Price	$1,480	$1,228	$1,392	$1,268
GEOs sold(1)	153,396	104,877	516,438	447,902

Statement of Income and Comprehensive Income
Revenue	$258.1	$148.2	$844.1	$653.2
Depletion and depreciation	72.7	61.5	263.2	247.7
Costs of sales	46.3	24.8	144.8	118.2
Operating income	129.0	(19.3)	410.2	188.8
Net income	113.3	(31.3)	344.1	139.0
Basic earnings per share	$0.60	$(0.17)	$1.83	$0.75
Diluted earnings per share	$0.60	$(0.17)	$1.83	$0.75

Dividends declared per share	$0.25	$0.24	$0.99	$0.95
Dividends declared (including DRIP)	$47.6	$44.9	$187.0	$177.8
Weighted average shares outstanding	188.8	186.4	187.7	186.1

Non-IFRS Measures
Cash Costs(2) attributable to GEOs sold	$44.1	$21.5	$137.5	$105.2
Cash Costs(2) per GEO sold	$287	$208	$266	$239
Adjusted EBITDA(2)	$201.7	$118.7	$673.4	$519.6
Adjusted EBITDA(2) per share	$1.07	$0.64	$3.59	$2.79
Margin(2)	78.1%	80.1%	79.8%	79.5%
Adjusted Net Income(2)	$110.8	$44.7	$341.5	$217.0
Adjusted Net Income(2) per share	$0.59	$0.24	$1.82	$1.17

Statement of Cash Flows
Net cash provided by operating activities	$184.6	$97.8	$617.7	$474.8
Net cash used in investing activities	$(1.8)	$(285.3)	$(436.1)	$(988.7)
Net cash (used in) provided by financing activities	$(142.6)	$182.5	$(119.8)	$77.6

	As at	As at
	December 31,	December 31,
(expressed in millions)	2019	2018
Statement of Financial Position
Cash and cash equivalents	$132.1	$69.7
Total assets	5,280.6	4,931.8
Debt	80.0	207.6
Deferred income tax liabilities	82.4	67.3
Total shareholders’ equity	5,062.2	4,631.9
Working capital(3)	225.3	153.5

1

Refer to Note 1 at the bottom of page 5 of this MD&A for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price table on pages 11 and 15 of this MD&A for indicative prices which may be used in the calculations of GEOs for the year ended December 31, 2019 and 2018, respectively.

2

Cash costs,  Adjusted EBITDA, Margin and Adjusted Net Income are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see the “Non-IFRS Financial Measures” section of this MD&A.

3	The Company defines Working Capital as current assets less current liabilities.

2019 Management’s Discussion and Analysis	9

Revenue by Asset

Our portfolio is well-diversified with GEOs and revenue being earned from 55  Mining assets and 56 Energy assets in various jurisdictions. The following table details revenue earned from our various royalty, stream and working interests for the years ended December 31, 2019 and 2018:

		For the three months ended		For the year ended
(expressed in millions)		December 31,		December 31,
Property	Interest and %	2019	2018	2019	2018
GOLD & GOLD EQUIVALENTS
Latin America
Cobre Panama	Stream (indexed) Gold & Silver	$32.8	$—	$64.7	$—
Candelaria	Stream 68% Gold & Silver	30.9	11.3	103.1	70.5
Antapaccay	Stream (indexed) Gold & Silver	29.1	21.9	100.4	97.5
Antamina	Stream 22.5% Silver	10.2	10.9	44.9	51.1
Guadalupe-Palmarejo	Stream 50% Gold	17.3	6.8	49.7	45.3
Other		1.3	1.8	6.4	3.9
United States
Goldstrike	NSR 2-4%, NPI 2.4-6%	$4.1	$6.3	$21.2	$19.0
Stillwater	NSR 5% PGM	13.1	6.6	39.8	21.3
Gold Quarry	NSR 7.29%	5.9	3.3	15.6	14.4
Marigold	NSR 1.75-5%, GR 0.5-4%	1.7	2.5	8.7	10.2
Bald Mountain	NSR/GR 0.875-5%	3.8	4.1	8.9	14.5
South Arturo	GR 4-9%	1.1	0.1	1.8	4.1
Other		3.0	2.9	6.4	14.9
Canada
Sudbury	Stream 50% PGM & Gold	$13.1	$6.3	$41.2	$23.3
Detour Lake	NSR 2%	4.7	4.4	16.8	15.8
Hemlo	NSR 3%, NPI 50%	5.6	1.6	18.2	7.1
Golden Highway	NSR 2-10%	1.8	1.3	7.0	8.0
Brucejack	NSR 1.2%	1.6	0.3	5.6	0.3
Kirkland Lake	NSR 1.5-5.5%, NPI 20%	1.4	1.3	5.2	4.6
Other		6.7	5.2	20.5	16.2
Rest of World
MWS	Stream 25%	$12.1	$8.2	$37.1	$32.9
Sabodala	Stream 6%	6.3	6.9	29.5	28.5
Karma	Stream 4.875%, Fixed to 80,625 oz	5.6	5.6	20.2	22.5
Tasiast	NSR 2%	3.1	2.1	10.9	6.3
Subika	NSR 2%	5.3	2.9	17.4	9.4
Duketon	NSR 2%	1.5	0.8	7.7	6.0
Edikan	NSR 1.5%	0.9	0.9	3.6	4.3
Other		4.1	3.7	15.7	15.2
		$228.1	$130.0	$728.2	$567.1
ENERGY
United States
SCOOP/STACK	Various Royalty Rates	$7.0	$4.9	$26.2	$15.7
Permian Basin	Various Royalty Rates	5.3	6.3	20.0	23.1
Marcellus	GORR 1%	4.9	—	18.0	—
Canada
Weyburn	NRI 11.71%, ORR 0.44%, WI 2.56%	$8.1	$4.6	$33.8	$35.5
Orion	GORR 4%	2.6	0.6	10.2	3.7
Other		2.1	1.8	7.7	8.1
		$30.0	$18.2	$115.9	$86.1
Revenue		$258.1	$148.2	$844.1	$653.2

2019 Management’s Discussion and Analysis	10

Review of Quarterly Financial Performance

The prices of precious metals, oil and gas and production from Mining and Energy assets are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. The following table summarizes average commodity prices and average exchange rates during the periods presented.

					QOQ	YOY
Quarterly average prices and rates		Q4/2019	Q3/2019	Q4/2018	(Q4/2019-Q3/2019)	(Q4/2019-Q4/2018)
Gold(1)	($/oz)	$1,480	$1,474	$1,228	0.4%	20.5%
Silver(2)	($/oz)	17.31	17.02	14.55	1.7%	19.0%
Platinum(3)	($/oz)	907	883	822	2.7%	10.3%
Palladium(3)	($/oz)	1,800	1,533	1,157	17.4%	55.6%

Edmonton Light	(C$/bbl)	66.87	69.09	47.95	(3.2)%	39.5%
West Texas Intermediate	($/bbl)	56.94	56.41	58.70	0.9%	(3.0)%
Henry Hub	($/mcf)	2.42	2.33	3.76	3.9%	(35.6)%

CAD/USD exchange rate(4)		0.7576	0.7574	0.7575	0.0%	0.0%
1	Based on LBMA Gold Price PM Fix.
2	Based on LBMA Silver Price.
3	Based on London PM Fix.
4	Based on Bank of Canada daily rates.

Revenue

Revenue and GEO sales by commodity, geographical location and type of interest for the three months ended December 31, 2019 and 2018 is as follows:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the three months ended December 31,	2019	2018	Variance	2019	2018	Variance
Commodity
Gold	117,698	79,623	38,075	$174.8	$98.3	$76.5
Silver	15,427	12,895	2,532	22.8	16.1	6.7
PGM	16,271	8,830	7,441	24.6	11.2	13.4
Other Mining assets	4,000	3,529	471	5.9	4.4	1.5
Mining	153,396	104,877	48,519	$228.1	$130.0	$98.1
Energy	-	-	-	30.0	18.2	11.8
	153,396	104,877	48,519	$258.1	$148.2	$109.9
Geography
Latin America	81,697	42,435	39,262	$121.6	$52.7	$68.9
United States	22,235	21,244	991	49.9	37.1	12.8
Canada	23,247	16,066	7,181	47.7	27.3	20.4
Rest of World	26,217	25,132	1,085	38.9	31.1	7.8
	153,396	104,877	48,519	$258.1	$148.2	$109.9
Type
Revenue-based royalties	38,765	31,900	6,865	$78.0	$51.5	$26.5
Streams	105,434	62,378	43,056	157.4	78.0	79.4
Profit-based royalties	5,008	5,521	(513)	12.5	8.9	3.6
Other	4,189	5,078	(889)	10.2	9.8	0.4
	153,396	104,877	48,519	$258.1	$148.2	$109.9
1

Refer to Note 1 at the bottom of page 5 of this MD&A for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price table above for indicative prices which may be used in the calculations of GEOs.

Revenue for Q4/2019 was $258.1 million, up 74.2% from Q4/2018, and comprised $228.1 million from Mining assets and $30.0 million from Energy assets. Several of our Mining assets performed strongly during the quarter, aided by rallying metal prices towards the end of the year, resulting in an increase in Mining revenue of 75.5% quarter-over-quarter. Energy revenue in Q4/2019 increased 64.8% compared to the same period in 2018, primarily reflecting the addition of the Marcellus royalty and higher royalties from the Weyburn NRI.

Mining assets contributed 88.4% of the Company’s total revenue in Q4/2019, compared to 87.7% in Q4/2018. Geographically, the Company remains heavily invested in the Americas, representing 84.9% of revenue in Q4/2019, compared to 79.0% in Q4/2018.

2019 Management’s Discussion and Analysis	11

Quarterly Revenue by Commodity and Geography - Q4/2018 to Q4/2019

(expressed in millions)

Revenue by Commodity
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
$98.3
$174.8
$16.1
$22.8
$11.2
$24.6
$4.4
$5.9
$18.2
$30.0
Gold
Silver
PGM
Other Mining Assets
Energy
Q4/2018
Q4/2019

Revenue by Geography
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
$52.7
$121.6
$37.1
$49.9
$27.3
$47.7
$31.1
$38.9
Latin America
United States
Canada
Rest of World
Q4/2018
Q4/2019

GEO Sales

GEO Reconciliation - Q4/2018 to Q4/2019

104,877
513
471
2,532
7,441
38,588
153,396
GEOs - Q4/2018
Gold NPIs
Other Mining Assets
Silver Assets
PGM Assets
Gold Assets
GEOs - Q4/2019

2019 Management’s Discussion and Analysis	12

GEOs sold in Q4/2019 totaled 153,396 ounces, compared to 104,877 GEOs in Q4/2018.  The quarter-over-quarter increase was primarily due to the following assets:

•	Cobre Panama – Cobre Panama had a strong quarter of production as ramp-up continues. Franco-Nevada sold 22,028 GEOs in Q4/2019.
•

Candelaria –  GEOs sold from the Candelaria stream more than doubled quarter-over-quarter, with 20,728 GEOs in Q4/2019 compared to 9,152 in Q4/2018, as ore was sourced directly from the open pit and less from low grade stockpiles and production benefited from the development of the Candelaria Underground South Sector.

•

Guadalupe-Palmarejo – Production at the La Nación deposit, located between the Independencia and Guadalupe mines and predominantly on stream lands, ramped up through the end of 2019, resulting in 11,644 GEOs being sold in Q4/2019 compared to 5,457 GEOs in Q4/2018. Sales in Q4/2019 included 2,390 ounces which had been received in Q3/2019.

•	Sudbury – 8,420 GEOs were sold in Q4/2019, compared to 4,712 GEOs in Q4/2018, primarily from the McCreedy mine.
•

Stillwater – Royalties from Stillwater benefited from an increase in production as the Blitz project continues to ramp-up and higher palladium prices resulting in a higher conversion to GEOs. 8,846 GEOs were sold in Q4/2019, compared to 5,412 GEOs in Q4/2018.

The above increases were partly offset by the following:

•

Antamina  – Antamina delivered fewer silver ounces, with 6,892 GEOs sold in Q4/2019 compared to 8,710 in Q4/2018, as expected based on the 2019 life of mine plan. Due to higher gold prices relative to silver, the number of silver ounces received also converted to fewer GEOs in the 2019 period than in the same period in 2018.

•	Sabodala – 4,265 GEOs were sold from the Sabodala stream in Q4/2019, with 1,695 ounces remaining in inventory at the end of the period, compared to 5,625 GEOs sold in Q4/2018.

Energy Revenue

Energy assets earned revenue of $30.0 million (87% oil and 13% gas) for the quarter, an increase of 64.8%  compared to $18.2 million (97% oil and 3% gas) in Q4/2018. U.S. assets represented 57.3% of Franco-Nevada’s Energy revenue. The increase in Energy revenue was primarily due to the following assets:

•	Marcellus – The royalty from the Marcellus, which was acquired in July 2019, contributed $4.9 million in Q4/2019.
•

SCOOP/STACK – Royalties from the SCOOP/STACK contributed $7.0 million in Q4/2019 compared to $4.9 million in Q4/2018, due to additional contribution from the Royalty Acquisition Venture with Continental.

•

Weyburn – Revenue from the Weyburn Unit during the quarter was $8.1 million, compared to $4.6 million in Q4/2018, due higher realized prices and lower capital and operating costs compared to Q4/2018. The actual realized price from the NRI was C$63.35/boe, compared to C$52.30/boe for Q4/2018.

The above increases were partly offset by the following:

•	Permian Basin – Revenue from the Permian Basin decreased from $6.3 million in Q4/2018 to $5.3 million in Q4/2019, primarily due to lower realized prices.

Costs of Sales

2019 Management’s Discussion and Analysis	13

The following table provides a breakdown of costs of sales incurred in the periods presented:

	For the three months ended December 31,
(expressed in millions)	2019	2018	Variance
Costs of stream sales	$43.5	$20.9	$22.6
Costs of prepaid ounces	—	1.4	(1.4)
Mineral production taxes	0.6	0.6	—
Mining costs of sales	$44.1	$22.9	$21.2
Energy costs of sales	2.2	1.9	0.3
	$46.3	$24.8	$21.5

Costs of stream sales almost doubled quarter-over-quarter, reflecting  a 69.0% increase in stream GEOs sold, from 105,434 GEOs in Q4/2019 compared to 62,378 GEOs in Q4/2018.  Costs of sales per ounce also increased as a result of higher metal prices, as certain streams carry a cost per ounce which varies based on spot prices. The Company also received more ounces from the McCreedy West stream, which currently carries a higher cash payment per ounce relative to other streams.

Costs of prepaid ounces was nil in Q4/2019, as Fire Creek/Midas met its fixed delivery requirements in 2018.

Depletion and Depreciation

Depletion and depreciation expense totaled $72.7 million in Q4/2019,  compared to $61.5 million in Q4/2018. While GEOs sold increased quarter-over-quarter, depletion expense increased to a lesser extent as the incremental GEOs were earned from assets carrying lower depletion rates.

Impairment Charges

There were no impairment charges recorded in Q4/2019. In Q4/2018, the Company recorded impairments of $54.4 million and $21.0 million with respect to the Levack-Morrison and Podolsky mines, respectively, and wrote-off $0.6 million for abandoned tenements, concessions or grounds which were subject to royalty rights held by the Company.

Income Taxes

Income tax expense for the quarter was $17.2 million in Q4/2019  (Q4/2018 –  $11.7 million), comprised of a current income tax expense of $13.9 million (Q4/2018 –  $9.2 million) and a deferred income tax expense of $3.3 million (Q4/2018 – $2.5 million).  The increase in total tax expense was due to higher income earned in Q4/2019, partially offset by a reduction as a result of a change in the apportionment of income by jurisdiction. Income tax expense in proportion to income was also higher in Q4/2018 as a result of an increase in unrecognized deductible temporary differences.

The Company is undergoing an audit by the Canada Revenue Agency of its 2012-2015 taxation years. Refer to the “Liquidity and Capital Resources – Contingencies” section of this MD&A for further details.

Net Income

Net income for Q4/2019 was $113.3 million, or $0.60 per share, compared to net loss of  $31.3 million, or $0.17 per share, for the same period in 2018. The increase in net income reflects higher revenue earned from the Company’s Mining and Energy assets, coupled with lower depletion rates per ounce for certain assets. The Company also did not record impairment charges in the current quarter. Adjusted Net Income, which adjusts for foreign exchange gains and losses and other income and expenses, among other items, was $110.8 million, or $0.59 per share, compared to $44.7 million, or $0.24 per share, earned in Q4/2018.

2019 Management’s Discussion and Analysis	14

Review of Annual Financial Performance

The prices of precious metals, oil and gas and the actual production from Mining and Energy assets are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. The following table summarizes average commodity prices and average exchange rates during the periods presented.

Annual average prices and rates		2019	2018	Variance
Gold(1)	($/oz)	$1,392	$1,268	9.8%
Silver(2)	($/oz)	16.20	15.71	3.1%
Platinum(3)	($/oz)	863	881	(2.0)%
Palladium(3)	($/oz)	1,539	1,028	49.7%

Edmonton Light	(C$/bbl)	68.99	68.99	—%
West Texas Intermediate	($/bbl)	57.00	64.78	(12.0)%
Henry Hub	($/mcf)	2.53	3.07	(17.6)%

CAD/USD exchange rate(4)		0.7536	0.7721	(2.4)%
1	Based on LBMA Gold Price PM Fix.
2	Based on LBMA Silver Price.
3	Based on London PM Fix.
4	Based on Bank of Canada daily rates.

Revenue

Revenue and GEO sales by commodity, geographical location and type of interest for the year ended December 31, 2019 and 2018 by commodity, geographical location is as follows:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the year ended December 31,	2019	2018	Variance	2019	2018	Variance
Commodity
Gold	387,663	344,107	43,556	$545.8	$435.8	$110.0
Silver	58,906	61,737	(2,831)	83.2	78.2	5.0
PGM	52,813	30,946	21,867	75.6	39.1	36.5
Other Mining assets	17,056	11,112	5,944	23.6	14.0	9.6
Mining	516,438	447,902	68,536	$728.2	$567.1	$161.1
Energy	-	-	-	115.9	86.1	29.8
	516,438	447,902	68,536	$844.1	$653.2	$190.9
Geography
Latin America	260,389	211,862	48,527	$369.2	$268.3	$100.9
United States	73,820	77,776	(3,956)	166.6	137.2	29.4
Canada	80,570	59,513	21,057	166.2	122.6	43.6
Rest of World	101,659	98,751	2,908	142.1	125.1	17.0
	516,438	447,902	68,536	$844.1	$653.2	$190.9
Type
Revenue-based royalties	134,611	119,964	14,647	$266.7	$197.9	$68.8
Streams	345,466	293,476	51,990	490.8	371.7	119.1
Profit-based royalties	20,466	17,091	3,375	49.7	44.0	5.7
Other	15,895	17,371	(1,476)	36.9	39.6	(2.7)
	516,438	447,902	68,536	$844.1	$653.2	$190.9
1

Refer to Note 1 at the bottom of page 5 of this MD&A for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price table above for indicative prices which may be used in the calculations of GEOs.

Revenue in 2019 was $844.1 million, up 29.2% from 2018 due to an increase in GEOs sold of 15.3%, higher metal prices, and revenue from recently acquired Energy assets.

Mining revenue comprised 86.3% of total revenue in 2019,  compared to 86.8% in 2018. We continue to earn the majority of our revenue from the Americas, at 83.2% compared to 80.8% in 2018.

2019 Management’s Discussion and Analysis	15

Annual Revenue by Commodity and Geography - 2018 to 2019

(expressed in millions)

Revenue by Commodity
$600
$500
$400
$300
$200
$100
$0
$435.8
$545.8
$78.2
$83.2
$39.1
$75.6
$14.0
$23.6
$86.1
$115.9
Gold
Silver
PGM
Other Mining Assets
Energy
2018
2019

Revenue by Geography
$600
$500
$400
$300
$200
$100
$0
$268.3
$369.2
$137.2
$166.6
$122.6
$166.2
$125.1
$142.1
Latin America
United States
Canada
Rest of World
2018
2019

GEO Sales

GEOs sold in 2019 totaled 516,438 ounces, compared to 447,902 GEOs in 2018.

The year-over-year increase in GEOs sold was primarily due to the following assets:

•

Cobre Panama – The Company received its first gold and silver ounces from Cobre Panama during the year,  and sold 43,554 GEOs in 2019, above our guidance of 20,000 to 40,000 GEOs as ramp-up is progressing well.

•

Candelaria  –73,638 GEOs were sold from the Company’s Candelaria stream, an increase from 55,671 GEOs sold in 2018, as the mine resumed normal operations following the pitwall slide that occurred in late 2017 and benefits from several reinvestment initiatives from the last few years.

•

Stillwater –28,600 GEOs were sold from Stillwater, up compared to 16,794 GEOs in the same period in 2018. Royalties from Stillwater benefited from both an increase in volumes as the Blitz project continues to ramp-up and higher palladium prices.

2019 Management’s Discussion and Analysis	16

•

Sudbury – 27,956 GEOs were sold from Sudbury, up from the 18,508 GEOs in 2018. The Sudbury assets comprise the McCreedy West and Levack-Morrison mines. Although the Levack-Morrison mine was placed on care and maintenance at the end of March, the impact for 2019 was offset by the production from McCreedy West which restarted operations in the second half of 2018. Sudbury also benefited from higher palladium prices, resulting in a higher conversion to GEOs.

The above increases were partly offset by the following assets:

•	Antapaccay – 71,521 GEOs were sold from the Antapaccay stream, down from 76,877 GEOs in 2018. The year-over-year decrease was expected as part of Antapaccay’s 2019 life of mine plan.
•

Antamina – 31,850 GEOs were sold from the Antamina stream, down from 40,384 GEOs in 2018.  Revenue was lower year-over-year as expected based on the 2019 life of mine plan. Further, due to higher gold prices relative to silver, the number of silver ounces received converted to fewer GEOs in 2019 period than in 2018.

Energy Revenue

The Company’s Energy assets contributed revenue of $115.9 million in 2019  (84% oil and 16% gas), an increase of 34.6% compared to $86.1 million in 2018 (97% oil and 3% gas). The Company’s U.S. Energy assets contributed 55.4% of the Company’s Energy revenue. The year-over-year increase in Energy revenue was primarily due to the following assets:

•	Marcellus – The royalty from the Marcellus, which was acquired in July 2019, contributed $18.0 million in 2019.
•

SCOOP/STACK – Royalties from the SCOOP/STACK generated $26.2 million in revenue in 2019, compared to $15.7 million in 2018,  due to additional contribution from the Royalty Acquisition Venture with Continental.

•

Orion – Revenue more than doubled, with Orion generating $10.2 million in 2019  (2018 – $3.7 million). Revenue was positively impacted by lower differentials for heavy oil prices compared to the 2018 period, as well as increased production due to expanded capacity.

The above increases were partly offset by the following:

•

Permian Basin – Revenue from the Permian Basin decreased from $23.1 million in 2018 to $20.0 million in 2019, primarily due to a decrease of $1.1 million in lease bonus revenue, a decline in some high-royalty interest wells, and lower realized prices.

•

Weyburn – Revenue from the Weyburn Unit in 2019 decreased to $33.8 million from $35.5 million in 2018. This was primarily a reflection of weaker oil prices during the year. The actual realized price from the Weyburn NRI was C$65.18/boe compared to C$66.42/boe in 2018.

Costs of Sales

2019 Management’s Discussion and Analysis	17

The following table provides a breakdown of costs of sales incurred in the periods presented:

	For the year ended December 31,
(expressed in millions)	2019	2018	Variance
Costs of stream sales	$135.1	$102.9	$32.2
Costs of prepaid ounces	—	7.1	(7.1)
Mineral production taxes	2.4	2.3	0.1
Mining costs of sales	$137.5	$112.3	$25.2
Energy costs of sales	7.3	5.9	1.4
	$144.8	$118.2	$26.6

Costs of stream ounces in 2019 increased 31.3% relative to 2018, reflecting an increase in stream GEOs sold of 17.8%  as well as higher gold prices. The Company also received more ounces from the McCreedy West stream, which currently carries a  higher cash payment per ounce relative to other streams.

Costs of prepaid ounces was nil in 2019, as Fire Creek/Midas met its fixed delivery requirement in 2018.

Depletion and Depreciation

Depletion and depreciation expense totaled $263.2 million in 2019,  compared to $247.7 million in 2018.  While GEOs sold increased quarter-over-quarter, depletion expense increased to a lesser extent as the incremental GEOs were earned from assets carrying lower depletion rates. Depletion on a per ounce basis also decreased for certain of the Company’s assets where reserves increased year-over-year.

Impairment Charges

There were no impairment charges recorded in 2019. In 2018, the Company recorded impairments of $54.4 million and $21.0 million with respect to the Levack-Morrison and Podolsky mines, respectively, and wrote-off $0.6 million for abandoned tenements, concessions or grounds which were subject to royalty rights held by the Company.

Income Taxes

Income tax expense in 2019 totaled $61.8 million  (2018 – $50.1 million), comprised of a current income tax expense of $39.1 million  (2018 – $40.1 million) and a deferred income tax expense of $22.7 million  (2018 –  $10.0 million). The increase in total tax expense was due to higher income earned in 2019, partially offset by a reduction as a result of a change in the apportionment of income by jurisdiction. Income tax expense in proportion to income was also higher in 2018 as a result of an increase in unrecognized deductible temporary differences.

The Company is undergoing an audit by the Canada Revenue Agency of its 2012-2015 taxation years. Refer to the “Liquidity and Capital Resources – Contingencies” section of this MD&A for further details.

Net Income

Net income in 2019 was $344.1 million, or $1.83 per share, compared to $139.0 million, or $0.75 per share, for 2018. The increase in net income reflects higher revenue earned from the Company’s Mining and Energy assets, coupled with lower depletion rates per ounce for certain assets. The Company also did not record impairment charges in 2019. Adjusted Net Income was $341.5 million, or $1.82 per share, compared to $217.0 million, or $1.17 per share, earned in 2018.

2019 Management’s Discussion and Analysis	18

General and Administrative Expenses

The following table provides a breakdown of general and administrative expenses incurred for the periods presented:

	For the three months ended December 31,			For the year ended December 31,
(expressed in millions)	2019	2018	Variance	2019	2018	Variance
Salaries and benefits	$4.3	$2.0	$2.3	$10.1	$6.6	$3.5
Professional fees	1.2	0.4	0.8	2.5	2.8	(0.3)
Office costs	0.1	0.3	(0.2)	0.4	0.9	(0.5)
Board of Directors' costs	1.9	1.1	0.8	5.1	0.7	4.4
Share-based compensation	1.3	1.1	0.2	5.5	5.2	0.3
Other	1.9	0.3	1.6	5.2	6.4	(1.2)
	$10.7	$5.2	$5.5	$28.8	$22.6	$6.2

General and administrative expenses represented 4.1% of revenue for Q4/2019  (Q4/2018  –3.5%) and 3.4% of revenue in 2019  (2018 – 3.5%). General and administrative expenses, which include business development costs, vary depending upon the level of business development related activity and the timing of completing transactions.

Board of Directors’ fees vary according to the mark-to-market of the value of deferred share units (“DSUs”) that are granted to the directors of the Company. The Company’s closing share price at the end of 2019 was significantly higher than at the end of 2018, resulting in an increase in the DSU liability and the recognition of a mark-to-market expense in 2019.

Other Income and Expenses

Foreign Exchange and Other Income/Expenses

The following table provides a list of foreign exchange and other income/expenses incurred for the periods presented:

	For the three months ended December 31,			For the year ended December 31,
(expressed in millions)	2019	2018	Variance	2019	2018	Variance
Foreign exchange gain (loss)	$0.2	$0.3	$(0.1)	$(0.1)	$0.4	$(0.5)
Other income	0.6	0.9	(0.3)	0.9	1.4	(0.5)
Mark-to-market gain on warrants	2.0	—	2.0	2.0	—	2.0
	$2.8	$1.2	$1.6	$2.8	$1.8	$1.0

Under IFRS, all foreign exchange gains or losses related to monetary assets and liabilities held in a currency other than the functional currency are recorded in net income as opposed to other comprehensive income. The parent company’s functional currency is the Canadian dollar, while the functional currency of certain of the Company’s subsidiaries is the U.S. dollar.

Finance Income and Finance Expenses

The following table provides a breakdown of finance income and expenses incurred for the periods presented:

	For the three months ended December 31,			For the year ended December 31,
(expressed in millions)	2019	2018	Variance	2019	2018	Variance
Finance income
Interest	$0.8	$0.7	$0.1	$3.5	$3.1	$0.4
	$0.8	$0.7	$0.1	$3.5	$3.1	$0.4
Finance expenses
Interest	$1.2	$1.5	$(0.3)	$7.4	$1.5	$5.9
Standby charges	0.5	0.4	0.1	2.1	2.1	—
Amortization of debt issue costs	0.3	0.3	—	0.9	1.0	(0.1)
Accretion of lease liabilities	0.1	—	0.1	0.2	—	0.2
	$2.1	$2.2	$(0.1)	$10.6	$4.6	$6.0

Finance income is earned on our cash and cash equivalents. Finance income also includes interest income in the amount of $0.6 million accrued on the Noront loan during Q4/2019  (Q4/2018 – $0.5 million), and $2.3 million in 2019 (2018 – $2.2 million). Finance expenses consist of interest expense incurred on our Corporate Revolver and Corporate Term Loan. The Company also incurs standby charges, which represent the costs of maintaining our credit facilities based on the undrawn amounts, and recognizes the amortization of costs incurred with respect to the initial set-up or subsequent amendments of our credit facilities. Finance expenses also includes the accretion expense on lease liabilities, as required under IFRS 16 Leases, effective January 1, 2019.

2019 Management’s Discussion and Analysis	19

Summary of Quarterly Information

Selected quarterly financial and statistical information for the most recent eight quarters(1) is set out below:

(in millions, except Average Gold Price, Margin,	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
GEOs, per GEO amounts and per share amounts)	2019	2019	2019	2019	2018	2018	2018	2018
Revenue	$258.1	$235.7	$170.5	$179.8	$148.2	$170.6	$161.3	$173.1
Costs and expenses(2)	129.1	113.5	91.5	99.8	167.5	104.8	96.4	95.7
Operating income (loss)	129.0	122.2	79.0	80.0	(19.3)	65.8	64.9	77.4
Other income (expenses)	1.5	(2.7)	(1.3)	(1.8)	(0.3)	0.1	(0.2)	0.7
Income tax expense	17.2	17.9	13.7	13.0	11.7	13.8	11.1	13.5
Net income (loss)	113.3	101.6	64.0	65.2	(31.3)	52.1	53.6	64.6
Basic earnings (loss) per share	$0.60	$0.54	$0.34	$0.35	$(0.17)	$0.28	$0.29	$0.35
Diluted earnings (loss) per share	$0.60	$0.54	$0.34	$0.35	$(0.17)	$0.28	$0.29	$0.35
Net cash provided by operating activities	$184.6	$170.4	$119.1	$143.6	$97.8	$128.2	$111.3	$137.5
Net cash used in investing activities	(1.8)	(344.5)	(33.5)	(56.3)	(285.3)	(89.4)	(90.8)	(523.2)
Net cash (used in) provided by financing activities	(142.6)	(133.9)	241.4	(84.7)	182.5	(33.8)	(35.0)	(36.1)
Average Gold Price(3)	$1,480	$1,474	$1,310	$1,304	$1,228	$1,213	$1,306	$1,329
GEOs sold(4)	153,396	133,219	107,774	122,049	104,877	120,021	107,333	115,671
Cash Costs(5) attributable to GEOs sold	$44.1	$36.8	$25.6	$31.0	$21.5	$29.9	$26.5	$27.3
Cash Costs(5) per GEO sold	$287	$276	$238	$254	$208	$254	$252	$241
Adjusted EBITDA(5)	$201.7	$192.9	$137.9	$140.9	$118.7	$134.7	$126.3	$139.9
Adjusted EBITDA(5) per share	$1.07	$1.03	$0.74	$0.75	$0.64	$0.72	$0.68	$0.75
Margin(5)	78.1%	81.8%	80.9%	78.4%	80.1%	79.0%	78.3%	80.8%
Adjusted Net Income(5)	$110.8	$101.6	$64.0	$65.2	$44.7	$54.6	$53.7	$63.9
Adjusted Net Income(5) per share	$0.59	$0.54	$0.34	$0.35	$0.24	$0.29	$0.29	$0.34
1	Sum of the quarters may not add up to yearly total due to rounding.
2	Includes impairment charges on royalty, stream and working interests of $76.0 million recorded in Q4/2018.
3	Based on LBMA Gold Price PM Fix.
4

GEOs include production from our Mining assets and do not include Energy assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium and other mining commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the mining commodity was produced or sold. For illustrative purposes, please refer to the average commodity price table on pages 11 and 15 of this MD&A for indicative prices which may be used in the calculation of GEOs for the year ended December 31, 2019 and 2018, respectively.

5

Cash Costs, Adjusted EBITDA, Margin and Adjusted Net Income are non-IFRS measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-IFRS Financial Measures” section of this MD&A.

2019 Management’s Discussion and Analysis	20

Balance Sheet Review

Summary Balance Sheet and Key Financial Metrics

	At December 31,	At December 31,
(expressed in millions, except debt to equity ratio)	2019	2018
Cash and cash equivalents	$132.1	$69.7

Current assets	278.7	178.5
Non-current assets	5,001.9	4,753.3
Total assets	$5,280.6	$4,931.8

Current liabilities	53.4	25.0
Non-current liabilities	165.0	274.9
Total liabilities	$218.4	$299.9

Total shareholders’ equity	$5,062.2	$4,631.9

Debt	$80.0	$207.6
Total common shares outstanding	189.4	186.7
Key Financial Metrics
Working Capital	$225.3	$153.5
Debt to equity	0.02:1	0.04:1

Assets

Total assets were $5,280.6 million at December 31, 2019 compared to $4,931.8 million at December 31, 2018. Our asset base is primarily comprised of non-current assets such as our royalty, stream and working interests, equity investments and loan receivable, while our current assets primarily comprise cash and cash equivalents, and accounts receivable. The increase in non-current assets reflects our investments in the Royalty Acquisition Venture with Continental, and the acquisitions of the Marcellus, Salares Norte,  Valentine Lake, Eagle’s Nest, and Premier royalties, partly offset by depletion and depreciation expense,  as well as an increase in the fair value of our equity investments.  Non-current assets also include the Noront Loan receivable, which was classified as a non-current asset based on its maturity date having been extended to September 30, 2022, from April 28, 2020 previously.

Liabilities

Total liabilities as at December 31, 2019 primarily comprise $80.0 million then outstanding under the Corporate Term Loan. The Corporate Term Loan is a two-year, unsecured, non-revolving credit facility with a maturity date of April 17, 2021. The Corporate Term Loan was initially drawn by $160 million to pay down amounts that were borrowed under the Corporate Revolver for the funding of the Royalty Acquisition Venture with Continental in 2018 and the acquisition of the Marcellus royalty in 2019. As of the date of this MD&A, all amounts borrowed under the Company’s Corporate Term Loan and Corporate Revolver have been repaid.

Shareholders’ Equity

Shareholders’ equity increased by $430.3 million as at December 31, 2019 compared to December 31, 2018, reflecting net income of $344.1 million and proceeds of $136.0 million from issuances under the ATM Program, net of agent commission costs of $1.4 million and other share issuance costs of $1.0 million. Shareholders’ equity also increased by $27.0 million and $13.2 million as a result of common shares issued as partial consideration for the acquisition of the Salares Norte royalty and the exercise of stock options, respectively. Declared dividends reduced shareholders’ equity by $187.0 million,  but were partly settled through the issuance of $48.8 million in common shares pursuant to the DRIP. Shareholders’ equity also includes a gain on the fair value of investments of $9.9 million, and a gain of $32.3 million in currency translation adjustment in 2019.

Liquidity and Capital Resources

Cash flow for the year ended December 31, 2019 and 2018 was as follows:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions)	2019	2018	2019	2018
Net cash provided by operating activities	$184.6	$97.8	$617.7	$474.8
Net cash used in investing activities	(1.8)	(285.3)	(436.1)	(988.7)
Net cash (used in) provided by financing activities	(142.6)	182.5	(119.8)	77.6
Effect of exchange rate changes on cash and cash equivalents	0.2	(2.2)	0.6	(5.1)
Net change in cash and cash equivalents	$40.4	$(7.2)	$62.4	$(441.4)

2019 Management’s Discussion and Analysis	21

Operating Cash Flow

Net cash provided by operating activities was  $617.7 million in 2019  (2018  – $474.8 million). Operating cash flow increased due to higher revenue from our growth in GEO production and Energy assets, coupled with higher metal prices than in the corresponding 2018 period. Also reflected in operating cash flow are proceeds from the sale of gold bullion the Company receives as settlement for certain of its royalties.

Investing Activities

Net cash used in investing activities was  $436.1 million in 2019  (2018 – $988.7 million), which primarily consisted of the acquisition of the Marcellus royalty for a gross purchase price of $300.0 million, the funding of Franco-Nevada’s share in the Royalty Acquisition Venture with Continental of $108.8 million, and the purchase of the Salares Norte, Valentine Lake, Eagle’s Nest and Premier royalties.  Comparatively, investing activities in the prior year period included the ongoing funding of the Cobre Panama Fixed Payment Stream deposit, the acquisition of the Cobre Panama Floating Payment Stream,  the funding of $257.4 million for the Royalty Acquisition Venture with Continental, and the acquisition of the Delaware portfolio of oil and gas royalties.

Financing Activities

Net cash used in financing activities of $119.8 million in 2019 (2018 – cash provided of $77.6 million) included the full repayment of amounts borrowed against the Corporate Revolver, which had been drawn to fund contributions into the Royalty Acquisition Venture with Continental in 2018 and the acquisition of the royalty interest in the Marcellus in 2019. The repayment of the Corporate Revolver was funded in part with proceeds from the Corporate Term Loan of $160 million, of which $80 million was repaid before year-end. Financing activities also reflect net proceeds of $136.0 million from the ATM program, and dividends paid in cash of $138.2 million.

Capital Resources

Our cash and cash equivalents totaled $132.1 million as at December 31, 2019 (December 31, 2018 –  $69.7 million). In addition, we held investments of $183.2 million as at December 31, 2019 (December 31, 2018 –  $169.7 million), of which $141.7 million was held in publicly-traded equity instruments (December 31, 2018 –  $132.8 million).

As at March 9, 2020, the Company also has a total of approximately  $1.1 billion available under its two revolving credit facilities.

The Corporate Revolver is a $1.0 billion unsecured, revolving credit facility with a five-year term maturing March 22, 2024. Advances under the Corporate Revolver bear interest depending upon the currency of the advance and the Company’s leverage ratio. Funds are generally drawn using LIBOR 30-day rates plus 100 basis points.  As at December 31, 2019,  the available balance under the Corporate Revolver was approximately $1.0 billion, with all borrowed amounts having been repaid before year-end.

The FNBC Revolver is a $0.1 billion unsecured, revolving credit facility with a one-year term maturing March 20, 2020. Funds are generally drawn using LIBOR 30-day rates plus 135 basis points. As of the date of this MD&A, the available balance was $0.1 billion.

The Company also has the Corporate Term Loan, a $160.0 million unsecured, non-revolving credit facility. At December 31, 2019, there remained $80.0 million in borrowings outstanding. Borrowings under the Corporate Term Loan bear interest at a rate of LIBOR 30-day rates plus 85 basis points. The Corporate Term Loan was amended on September 25, 2019 to extend the initial one-year term by an additional year, such that the maturity date is currently April 17, 2021. Subsequent to year-end, on February 14, 2020, funds borrowed under the Corporate Term Loan were repaid in full. The Corporate Term Loan is a non-revolving facility, and is therefore no longer available to draw.

Management’s objectives when managing capital are to:

(a)	ensure the preservation and availability of capital not being used for long-term investments by investing in low risk investments with high liquidity; and
(b)	ensure that adequate levels of capital are maintained to meet the Company’s operating requirements and other current liabilities.

As at December 31, 2019, the majority of funds were held in cash deposits with several financial institutions. Franco-Nevada invests its excess funds in term deposits. Certain investments with maturities upon acquisition of three months, or 92 days or less, were classified as term deposits within cash and cash equivalents on the statement of financial position.

Our performance is impacted by foreign currency fluctuations of the Canadian dollar and Australian dollar relative to the U.S. dollar. The largest exposure is with respect to the Canadian/U.S. dollar exchange rates as we hold a significant amount of our assets in Canada and report our results in U.S. dollars.  The effect of volatility in these currencies against the U.S. dollar impacts our general and administrative expenses and depletion of Mining and Energy interests incurred in our Canadian and Australian entities due to their respective functional currencies. During Q4/2019, the Canadian dollar traded in a range of $0.7502 to $0.7699, closing the quarter at $0.7699, and the Australian dollar traded between $0.6702 and $0.7014,  closing the quarter at $0.7029.

Our near-term cash requirements include funding of our commitments towards the Royalty Acquisition Venture with Continental, corporate administration costs, certain costs of operations, payment of dividends and income taxes directly related to the

2019 Management’s Discussion and Analysis	22

recognition of royalty, stream and working interest revenues.  As a royalty and stream company, there are limited requirements for capital expenditures other than for the acquisition of additional royalties or streams and capital commitments for our working interests. Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity or debt securities, or use of our credit facilities. We believe that our current cash resources, available credit facilities and future cash flows will be sufficient to cover the costs of our commitments, operating and administrative expenses, and dividend payments for the foreseeable future.

Purchase Commitments

The following table summarizes Franco-Nevada’s commitments to pay for gold, silver and PGM pursuant to the associated precious metals agreements:

	Attributable Payable
	Production to be Purchased					Per Ounce Cash Payment (1),(2)
											Term of		Date of
Interest	Gold		Silver		PGM	Gold		Silver		PGM	Agreement(3)		Contract
Antamina	0%		22.5	% (4)	0%	n/a		5	% (5)	n/a	40 years		7-Oct-15
Antapaccay	—	% (6)	—	% (7)	0%	20	% (8)	20	% (9)	n/a	40 years		10-Feb-16
Candelaria	68	% (10)	68	% (10)	0%	$400		$4.00		n/a	40 years		6-Oct-14
Cobre Panama Fixed Payment Stream	—	% (11)	—	% (12)	0%	$418	(13)	$6.27	(14)	n/a	40 years		19-Jan-18
Cobre Panama Floating Payment Stream	—	% (15)	—	% (16)	0%	20	% (17)	20	% (18)	n/a	40 years		19-Jan-18
Karma	4.875	% (19)	0%		0%	20	% (20)	n/a		n/a	40 years		11-Aug-14
Guadalupe-Palmarejo	50%		0%		0%	$800		n/a		n/a	40 years		2-Oct-14
Sabodala	6	% (21)	0%		0%	20	% (22)	n/a		n/a	40 years		12-Dec-13
MWS	25%		0%		0%	$400		n/a		n/a	40 years	(23)	2-Mar-12
Cooke 4	7%		0%		0%	$400		n/a		n/a	40 years		5-Nov-09
Sudbury(24)	50%		0%		50%	$400		n/a		$400	40 years		15-Jul-08
1	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Karma, Guadalupe-Palmarejo, and Sabodala.
2	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.
3	Subject to successive extensions.
4	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.
5	Purchase price is 5% of the average silver price at the time of delivery.
6

Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped.

7

Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped.

8	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold.
9	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver.
10	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.
11

Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced until 1,716,188 ounces of gold delivered. Thereafter, 63.4% of the gold in concentrate.

12

Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced until 29,731,000 ounces of silver delivered. Thereafter, 62.1% of the silver in concentrate.

13

After 1,341,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco‑Nevada will receive a 5% annual rate of return until such mill throughput was achieved, through a reduction of the applicable fixed gold price of $100 per ounce or a delivery of additional ounces for no consideration.

14	After 21,510,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce.
15

Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced until 429,047 ounces of gold delivered. Thereafter, 15.85% of the gold in concentrate.

16

Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1 million pounds of copper produced until 7,432,750 ounces of silver delivered. Thereafter 15.53% of the silver in concentrate.

17

After 604,000 ounces of gold delivered,  purchase price is 50% of the spot price of gold. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada will receive a 5% annual rate of return until such mill throughput was achieved, through a reduction of the applicable fixed gold price of $100 per ounce or a delivery of additional ounces for no consideration.

18	After 9,618,000 ounces of silver delivered, purchase price is 50% of the spot price of silver.
19

Gold deliveries are fixed at 15,000 ounces per annum from March 31, 2016 until February 28, 2021 (exclusive of an aggregate 5,625 gold ounces, or 703 gold ounces per quarter, to be delivered as a result of the exercise by the operator of its option to increase the upfront deposit). Thereafter, percentage is 4.875%.

20	Purchase price is 20% of the average gold price at the time of delivery.
21	Gold deliveries are fixed at 1,875 ounces per month until December 31, 2019. Thereafter, percentage is 6% of gold produced.
22	Purchase price is 20% of prevailing market price at the time of delivery.
23	Agreement is capped at 312,500 ounces of gold.
24

The Company is committed to purchase 50% of the precious metals contained in ore from the properties. Payment is based on gold equivalent ounces. For McCreedy West, the fixed price per gold equivalent ounce was increased to $800 per ounce (with no annual inflationary adjustment), effective July 1, 2018 until December 31, 2021.

Acquisition of Royalty Rights with Continental Resources, Inc.

As described in the Corporate Developments section above, the Company has a strategic relationship with a subsidiary of Continental to jointly acquire royalty rights in the SCOOP and STACK plays of Oklahoma. Franco-Nevada is expecting to contribute to the Royalty Acquisition Venture with Continental, subject to satisfaction of agreed upon development thresholds, $100 million per year over the three-year period ended December 31, 2021.  Given the favourable pace of acquisitions since the inception of the venture, the Company increased its capital contributions in 2018 and 2019. These accelerated contributions will reduce Franco-Nevada’s commitment in 2021. As at December 31, 2019, the total remaining commitment was $100.0 million in 2020 and $43.8 million in 2021.

2019 Management’s Discussion and Analysis	23

Contingencies

Canada Revenue Agency Audit

The Canada Revenue Agency (“CRA”) is conducting an audit of Franco-Nevada’s 2012-2015 taxation years.

a)	Canadian Domestic Tax Matters (2014-2015):

In October 2019, certain wholly-owned Canadian subsidiaries of the Company received Notices of Reassessment for the 2014 and 2015 taxation years (the “Domestic Reassessments”) in which the CRA is seeking to increase income by adjusting the timing of the deduction of the upfront payments which were made in connection with precious metal stream agreements. The CRA’s position is that the upfront payment should be deducted for income tax purposes in a similar manner to how such upfront payment is expensed for financial statement purposes. Consequently, the CRA’s position results in a slower deduction of the upfront payment and an acceleration of the payment of Canadian taxes.  This results in the Company being subject to an incremental payment of Federal and provincial income taxes for these years of C$1.4 million ($1.1 million) plus interest and applicable penalties (after applying available non-capital losses and other deductions). The Company has filed formal Notices of Objection with the CRA against the Domestic Reassessments.

If the CRA were to audit and reassess the particular Canadian subsidiaries of the Company for taxation years 2016 through 2019 on the same basis, the Company estimates that it would be subject to an incremental payment of Canadian tax for these years of approximately C$31.4 million ($24.2 million) plus interest and applicable penalties (after applying available non-capital losses and other deductions).

b)	Mexico (2013-2015):

In December 2018, the Company received a Notice of Reassessment from the CRA for the 2013 taxation year (the “2013 Reassessment”) in relation to its Mexican subsidiary. The reassessment was made on the basis of the transfer pricing provisions in the Income Tax Act (Canada) (the “Act”) and asserts that a majority of the income earned by the Mexican subsidiary should have been included in the income of the Company and subject to tax in Canada.  The 2013 Reassessment results in additional Federal and provincial income taxes of C$10.8 million ($8.3 million) plus interest and applicable penalties but before any relief under the Canada-Mexico tax treaty.

In December 2019, the Company received Notices of Reassessment for the 2014 and 2015 taxation years (the “2014 and 2015 Reassessments”, and collectively with the Domestic Reassessments and the 2013 Reassessment, the “Reassessments”) on the same basis as the 2013 Reassessment, resulting in additional Federal and provincial income taxes of C$13.9 million ($10.7 million) plus interest and applicable penalties but before any relief under the Canada-Mexico tax treaty. The Company has filed a formal Notice of Objection with the CRA against the 2013 Reassessment and is in the process of filing Notices of Objection against the 2014 and 2015 Reassessments.

For taxation years 2013 through 2015, the Company’s Mexican subsidiary paid a total of 419.4 million Pesos ($30.3 million) in cash taxes, at a 30% tax rate, to the Mexican tax authorities on income earned in Mexico. If required, the Company intends to seek relief from double taxation under the Canada-Mexico tax treaty.

If the CRA were to audit and reassess the Company for taxation years 2016 through 2019 on the same basis, the Company estimates that it would be subject to additional Canadian tax for these years of approximately C$4.6 million ($3.5 million) plus interest and applicable penalties but before any relief under the Canada-Mexico tax treaty.  During the years 2016 through 2019, the Company’s Mexican subsidiary paid 71.0 million Pesos ($3.8 million) in cash taxes, at a 30% tax rate, to the Mexican tax authorities on income earned in Mexico.

c)	Barbados (2014-2015):

The 2014 and 2015 Reassessments also reassess the Company in relation to its Barbadian subsidiary.  The reassessments were made on the basis of the transfer pricing provisions in the Act and assert that a majority of the income relating to certain precious metal streams earned by the Barbadian subsidiary should have been included in the income of the Company and subject to tax in Canada, resulting in additional Federal and provincial income taxes of C$6.5 million ($5.0 million) plus interest and applicable penalties.  The Company is in the process of filing formal Notices of Objection with the CRA against the 2014 and 2015 Reassessments.

If the CRA were to audit and reassess the Company for taxation years 2016 through 2019 on the same basis, the Company estimates that it would be subject to additional Canadian tax for 2016 through 2018 of approximately C$62.2 million ($47.9 million) as previously announced, and for 2019 of approximately C$41.8 million ($32.2 million), plus interest and applicable penalties.

Management believes that the Company and its subsidiaries have filed their tax returns and paid all applicable taxes in compliance with Canadian and applicable foreign tax laws and, as a result, no amounts have been recorded in the financial statements of the Company for the Reassessments, or for any potential tax liability that may arise in respect of these matters. The Company does not believe that the Reassessments are supported by Canadian tax law and jurisprudence and intends to vigorously defend its tax filing positions.

The CRA audit is ongoing and there can be no assurance that the CRA will not further challenge the manner in which the Company or any of its subsidiaries has filed its income tax returns and reported its income. In the event that the CRA successfully challenges the manner in which the Company or a subsidiary has filed its tax returns and reported its income, this could potentially result in additional income taxes, penalties and interest, which could have a material adverse effect on the Company.

2019 Management’s Discussion and Analysis	24

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

In particular, the areas which require management to make significant judgements, estimates and assumptions in determining carrying values are:

Reserves and Resources

Royalty, stream and working interests comprise a large component of the Company’s assets and, as such, the reserves and resources of the properties to which the interests relate have a significant effect on the Company’s financial statements. These estimates are applied in determining the depletion of and assessing the recoverability of the carrying value of royalty, stream and working interests. For mineral royalty and stream interests, the public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. For energy interests, the estimated reserves in reserve reports prepared by independent petroleum consultants or other qualified parties engaged by the Company reflect similar assessments of geological and geophysical studies and economic data and reliance on assumptions. These assumptions are, by their very nature, subject to interpretation and uncertainty.

The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of reserves and resources may materially affect the recorded amounts of depletion and the assessed recoverability of the carrying value of royalty, stream and working interests.

Impairment of Royalty, Stream and Working Interests

Assessment of impairment of royalty, stream, working interests and energy well equipment at the end of each reporting period requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that give rise to the requirement to conduct a formal impairment test on the Company’s royalty, stream and working interests, and/or energy equipment. Indicators which could trigger an impairment test include, but are not limited to, a significant change in operator reserve and resource estimates, industry or economic trends, current or forecast commodity prices, and other relevant operator information. The assessment of fair values requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve/resource conversion, foreign exchange rates, future capital expansion plans and the associated production implications.  In addition, the Company may use other approaches in determining fair value which may include judgment and estimates related to (i) dollar value per ounce or pound of reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the assumptions and estimates used in determining the fair value of the royalty, stream or working interests, or energy well equipment could impact the impairment analysis.

Asset Acquisitions and Business Combinations

The assessment of whether an acquisition meets the definition of a business, or whether assets are acquired is an area of key judgment. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty, stream or working interests generally requires a high degree of judgment, and include estimates of mineral reserves and resources acquired, future metal prices, discount rates and reserve/resource conversion. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

Joint Arrangements

Judgment is required to determine whether the Company has joint control of a contractual arrangement, which requires continuous assessment of the relevant activities and whether the decisions in relation to those activities require unanimous consent. Judgment is also continually required to classify a joint arrangement as either a joint operation or a joint venture when the arrangement has been structured through a separate vehicle. Classifying the arrangement requires the Company to assess its rights and obligations arising from the arrangement. Specifically, the Company considers the legal form of the separate vehicle, the terms of the contractual arrangement and other relevant facts and circumstances. This assessment often requires significant judgment, and a different conclusion on joint control, or whether the arrangement is a joint operation or a joint venture, may have a material impact on the accounting treatment.

The Company evaluated its joint arrangement with Continental, whereby the Company acquired a 49.9% economic interest in TMRC II, in accordance with IFRS 11 Joint Arrangements. The Company concluded that the arrangement qualified as a joint operation based on the terms of the contractual agreement which specify how revenues and expenses are shared. Under the agreement, revenues generated by the royalty assets of TMRC II are to be distributed based on the performance of the assets against agreed upon development thresholds and the tranche in which the assets were acquired, resulting in the Company receiving distributions ranging between 50-75% of revenue. As a result, the Company has concluded that its rights are tied to the assets of TMRC II, rather than the net results of the entity.

2019 Management’s Discussion and Analysis	25

Income Taxes

The interpretation and application of existing tax laws, regulations or rules in Canada, Barbados, the United States, Australia or any of the countries in which the mining operations are located or to which shipments of gold, silver or platinum group metals are made requires the use of judgment. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable ounces of gold, silver and platinum group metals. Therefore, the amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual results differ significantly from forecast. The Company reassesses its deferred income tax assets at the end of each reporting period.

Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

New and Amended Standards Adopted by the Company

The following standard was effective and implemented for the annual period as of January 1, 2019.

IFRS 16 Leases

Effective January 1, 2019, the Company has adopted IFRS 16 Leases (“IFRS 16”). IFRS 16 requires lessees to recognize assets and liabilities for most leases. The new standard was applied using a modified retrospective approach whereby the effects of the change in accounting policies for leases as at January 1, 2019 are presented together as a single adjustment to the opening balance of deficit. Therefore, the comparative information has not been restated and continues to be reported under IAS 17 Leases.

As permitted under transitional provisions, the Company has elected to use the following practical expedients:

•	Not to separate non-lease from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.
•	Not to recognize right-of-use assets and associated liabilities for low value assets or lease terms of 12 months or less.
•	Measure its right-of-use assets at amounts equal to the associated lease liabilities; as such, the adjustment to deficit on transition is nil.

The Company’s significant lease arrangements relate to its office premises. Adoption of the new standard resulted in the recognition of right-of-use assets of $2.8 million within other assets on the statement of financial position, measured at an amount equal to the related lease liability.

IFRIC 23 Uncertainty over Income Tax Treatments

Effective January 1, 2019, the Company has adopted IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”). IFRIC 23 clarifies how to apply the recognition and measurement requirements of IAS 12 Income Taxes when there is uncertainty over income tax treatments. The application of IFRIC 23 did not have a significant impact on the Company’s consolidated financial statements.

New Accounting Standards Issued But Not Yet Effective

Amendments to IFRS 3 Business Combinations

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations (“IFRS 3”). The amendments are intended to assist entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments clarify the minimum requirements for a business, remove the assessment of whether market participants are capable of replacing any missing elements, add guidance to help entities assess whether an acquired process is substantive, narrow the definitions of a business and of outputs, and introduce an optional fair value concentration test. The amendments to IFRS 3 are effective for annual reporting periods beginning on or after January 1, 2020 and apply prospectively. Earlier application is permitted. While it is generally expected that the application of the amendments will result in more acquisitions being accounted for as asset acquisitions, the Company will evaluate the impact of the amendments based on the nature and terms of acquisitions the Company may complete in future periods.

Outstanding Share Data

Franco-Nevada is authorized to issue an unlimited number of common and preferred shares.  A detailed description of the rights, privileges, restrictions and conditions attached to each class of authorized shares is included in our most recent Annual

2019 Management’s Discussion and Analysis	26

Information Form, a copy of which can be found on SEDAR at www.sedar.com and in our Form 40-F, a copy of which can be found on EDGAR at www.sec.gov.

As of March 9, 2020, the number of common shares outstanding or issuable pursuant to other outstanding securities is as follows:

Common Shares	Number
Outstanding	189,391,718
Issuable upon exercise of Franco-Nevada options(1)	824,520
Issuable upon vesting of Franco-Nevada RSUs	107,971
Diluted common shares	190,324,209
1	There were 824,520 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$33.12 to C$129.32 per share.

Franco-Nevada has not issued any preferred shares.

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining Franco-Nevada’s internal control over financial reporting and other financial disclosure and our disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Franco-Nevada’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Franco-Nevada; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Franco-Nevada are being made only in accordance with authorizations of management and directors of Franco-Nevada; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Franco-Nevada’s assets that could have a material effect on Franco-Nevada’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of Franco-Nevada for the periods presented in this MD&A.

Franco-Nevada’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to Franco-Nevada, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared and that information required to be disclosed by Franco-Nevada in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and other financial disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

An evaluation was carried out under the supervision of the CEO and CFO and with the participation of management, of the effectiveness of the design and operation of Franco-Nevada’s internal control over financial reporting as of the end of the period covered by this report based on the framework and criteria established in Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on that evaluation, the CEO and CFO have concluded that Franco-Nevada’s internal control over financial reporting was effective as of December 31, 2019.

An evaluation was also carried out under the supervision of the CEO and CFO and with the participation of management, of the effectiveness of the design and operation of Franco-Nevada’s disclosure controls and procedures (as defined under applicable Canadian securities laws and in Rule 13a – 15(e) and Rule 15d – 15(e) under the U.S. Securities Exchange Act of 1934), and based on that evaluation the CEO and the CFO have concluded that, as of December 31, 2019, Franco-Nevada’s disclosure controls and procedures were effective.

For the year ended December 31, 2019, there has been no change in Franco-Nevada’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Franco-Nevada’s internal control over financial reporting.

Franco-Nevada’s report of management’s assessment regarding internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the U.S. Securities Exchange Act of 1934) is included in the Management’s Report on Internal Control over Financial Reporting that accompanies Franco-Nevada’s Annual Consolidated Financial Statements for the fiscal year ended December 31, 2019.

2019 Management’s Discussion and Analysis	27

Non-IFRS Financial Measures

Cash Costs attributable to GEOs sold and Cash Costs per GEO

Cash Costs  attributable to GEOs sold and Cash Costs per GEO sold are non-IFRS financial measures. Cash Costs are calculated by starting with total costs of sales and removing depletion and depreciation, costs not attributable to GEOs sold such as our Energy operating costs, and other non-cash costs of sales such as costs related to our prepaid gold purchase agreement. Cash Costs per GEO sold are calculated by dividing Cash Costs by the number of GEOs sold in the period, excluding prepaid GEOs.

Management uses Cash Costs and Cash Costs per GEO sold to evaluate the Company’s ability to generate positive cash flow from its mining royalty, stream and working interests. Management and certain investors also use this information to evaluate the Company’s performance relative to peers in the mining industry who present this measure on a similar basis. Cash Costs and Cash Costs per GEO are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other issuers.

Reconciliation of Cash Costs and Cash Costs per GEO sold:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per GEO amounts)	2019	2018	2019	2018
Total costs of sales	$119.0	$86.3	$408.0	$365.9
Depletion and depreciation	(72.7)	(61.5)	(263.2)	(247.7)
Energy operating costs	(2.2)	(1.9)	(7.3)	(5.9)
Non-cash costs of sales	—	(1.4)	—	(7.1)
Cash Costs attributable to GEOs sold	$44.1	$21.5	$137.5	$105.2
GEOs, excluding prepaid ounces	153,396	103,344	516,438	439,902
Cash Costs per GEO sold	$287	$208	$266	$239

Adjusted EBITDA and Adjusted EBITDA per share

Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and earnings per share (“EPS”):

•	Income tax expense/recovery;
•	Finance expenses;
•	Finance income;
•	Depletion and depreciation;
•	Non-cash costs of sales;
•	Impairment charges related to royalty, stream and working interests;
•	Impairment of investments;
•	Gains/losses on sale of royalty, stream and working interests;
•	Gains/losses on investments;
•	Foreign exchange gains/losses and other income/expenses; and
•	Unusual non-recurring items.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as Net Income and EPS, our investors and analysts use Adjusted EBITDA and Adjusted EBITDA per share to evaluate the results of the underlying business of the Company, particularly since the excluded items are typically not included in our guidance, with the exception of depletion and depreciation expense. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of the Company’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are only intended to provide additional information to investors and analysts, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other issuers.

2019 Management’s Discussion and Analysis	28

Reconciliation of Net Income to Adjusted EBITDA:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per share amounts)	2019	2018	2019	2018
Net Income	$113.3	$(31.3)	$344.1	$139.0
Income tax expense	17.2	11.7	61.8	50.1
Finance expenses	2.1	2.2	10.6	4.6
Finance income	(0.8)	(0.7)	(3.5)	(3.1)
Depletion and depreciation	72.7	61.5	263.2	247.7
Non-cash costs of sales	—	1.4	—	7.1
Impairment of royalty, stream and working interests	—	76.0	—	76.0
Foreign exchange (gains)/losses and other (income)/expenses	(2.8)	(2.1)	(2.8)	(1.8)
Adjusted EBITDA	$201.7	$118.7	$673.4	$519.6
Basic weighted average shares outstanding	188.8	186.4	187.7	186.1

Basic EPS	$0.60	$(0.17)	$1.83	$0.75
Income tax expense	0.09	0.06	0.33	0.27
Finance expenses	—	0.01	0.06	0.02
Finance income	—	—	(0.02)	(0.02)
Depletion and depreciation	0.39	0.33	1.40	1.33
Non-cash costs of sales	—	0.01	—	0.04
Impairment of royalty, stream and working interests	—	0.41	—	0.41
Foreign exchange (gains)/losses and other (income)/expenses	(0.01)	(0.01)	(0.01)	(0.01)
Adjusted EBITDA per share	$1.07	$0.64	$3.59	$2.79

Margin

Margin is a non-IFRS financial measure which is defined by the Company as Adjusted EBITDA divided by revenue. The Company uses Margin in its annual incentive compensation process to evaluate management’s performance in increasing revenue and containing costs. Margin is intended to provide additional information, does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for a measure of performance in accordance with IFRS.

Reconciliation of Net Income to Margin:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except Margin)	2019	2018	2019	2018
Net Income	$113.3	$(31.3)	$344.1	$139.0
Income tax expense	17.2	11.7	61.8	50.1
Finance expenses	2.1	2.2	10.6	4.6
Finance income	(0.8)	(0.7)	(3.5)	(3.1)
Depletion and depreciation	72.7	61.5	263.2	247.7
Non-cash costs of sales	—	1.4	—	7.1
Impairment of royalty, stream and working interests	—	76.0	—	76.0
Foreign exchange (gains)/losses and other (income)/expenses	(2.8)	(2.1)	(2.8)	(1.8)
Adjusted EBITDA	$201.7	$118.7	$673.4	$519.6
Revenue	258.1	148.2	844.1	653.2
Margin	78.1%	80.1%	79.8%	79.5%

2019 Management’s Discussion and Analysis	29

Adjusted Net Income and Adjusted Net Income per share

Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and EPS:

•	Foreign exchange gains/losses and other income/expenses;
•	Impairment charges related to royalty, stream and working interests;
•	Impairment of investments;
•	Gains/losses on sale of royalty, stream and working interests;
•	Gains/losses on investments;
•	Unusual non-recurring items; and
•	Impact of income taxes on these items.

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as Net Income and EPS, our investors and analysts use Adjusted Net Income and Adjusted Net Income per share to evaluate the results of the underlying business of the Company, particularly since the excluded items are typically not included in our guidance. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of the Company’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted Net Income:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per share amounts)	2019	2018	2019	2018
Net Income	$113.3	$(31.3)	$344.1	$139.0
Foreign exchange (gains)/losses and other (income)/expenses	(2.8)	(2.1)	(2.8)	(1.8)
Impairment of royalty, stream and working interests	—	76.0	—	76.0
Tax effect of adjustments	0.3	(0.3)	0.2	(0.6)
Other tax related adjustments:
Barbados Tax Reform impact	—	2.4	—	2.4
U.S. Tax Reform impact	—	—	—	2.0
Adjusted Net Income	$110.8	$44.7	$341.5	$217.0
Basic weighted average shares outstanding	188.8	186.4	187.7	186.1

Basic EPS	$0.60	$(0.17)	$1.83	$0.75
Foreign exchange (gains)/losses and other (income)/expenses	(0.01)	(0.01)	(0.01)	(0.01)
Impairment of royalty, stream and working interests	—	0.41	—	0.41
Tax effect of adjustments	—	—	—	—
Other tax related adjustments:
Barbados Tax Reform impact	—	0.01	—	0.01
U.S. Tax Reform impact	—	—	—	0.01
Adjusted Net Income per share	$0.59	$0.24	$1.82	$1.17

2019 Management’s Discussion and Analysis	30

Cautionary Statement on Forward-Looking Information

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, audits being conducted by the CRA,  the expected exposure for current and future assessments and available remedies,  the remedies relating to and consequences of the ruling of the Supreme Court of Panama in relation to the Cobre Panama project, the aggregate value of Common Shares which may be issued pursuant to the ATM Program, the Company’s expected use of the net proceeds of the ATM Program, and expected succession planning. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and GEOs will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and Energy); fluctuations in the value of the Canadian and Australian dollar, Mexican Peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; and the integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

2019 Management’s Discussion and Analysis	31

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